CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

October 3, 2017

VIA EDGAR AND OVERNIGHT COURIER

Mengyao Lu, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited

Draft Registration Statement on Form F-1

Submitted September 18, 2017

CIK No. 0001697818

Dear Ms. Lu, Mr. Krikorian and Ms. Jacobs:

This letter is being submitted by iClick Interactive Asia Group Limited (the “Company”) as a supplement to certain responses (the “Response”) in the letter the Company submitted on September 18, 2017 in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated September 8, 2017 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on August 18, 2017 and the follow-up questions from the calls with the Staff on September 28, 2017 and September 29, 2017 regarding the Response and the Company’s draft registration statement on F-1 confidentially submitted to the SEC on September 18, 2017 (the “Registration Statement”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letters dated September 8, 2017, the responses to which are being supplemented by this letter. The Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, four copies of this letter in paper format.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

September 18, 2017

In addition, in response to the Staff’s follow-up questions from the call on September 29, 2017 regarding exhibit 10.12 of the Registration Statement previously filed, the Company is supplementally providing the Staff with a copy of the exhibit entitled “Measures of Tencent for Management of Advertising Agents for 2017” referred to in exhibit 10.12 of the Registration Statement in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and is to be returned to the Company upon completion of the review process. The Company also undertakes to file as an exhibit in the next filing of the registration statement on F-1 the English translation of the contract referred to in exhibit 10.12 of the Registration Statement, a copy of which is attached hereto as Annex B.

Furthermore, in response to the Staff’s follow-up questions from the call on September 29, 2017 regarding the graphics included in the Registration Statement, the Company has revised the graphics, a copy of which is attached hereto as Annex C. The Company intends to include the revised graphics in the next filing of the registration statement on F-1.

* * * *

Securities and Exchange Commission

October 3, 2017

Staff’s Comment Letter Dated September 8, 2017

Critical Accounting Policies

Revenue Recognition, page 83

1.	Your response to prior comment 5 indicates the commissions earned from the publisher- customer when you resell its marketing space under cost-plus or specified-action models amounted to US$4,138,000, US$974,000, US$783,000 and US$253,000 in 2015, 2016 and the six months ended June 30, 2016 and 2017, respectively, and these amounts are either presented as net revenues from cost-plus models or as reduction of cost of revenue under the specified-actions model, thus there is no additional stream of revenue when reselling for this publisher under the cost-plus and specified-actions models. Help us understand the differences between the amounts in your response and the amounts of incentive revenues as disclosed on page 96. Explain to us under what other models you resell the publisher’s marketing spaces besides the cost-plus and specified-actions models.

Original Response: The Company would like to clarify that the amounts disclosed on page 96 include the commissions earned from the publisher- customer when the Company resells its marketing space under cost-plus or specified-action models amounting to US$4,138,000, US$974,000, US$783,000 and US$253,000 in 2015, 2016 and the six months ended June 30, 2016 and 2017, respectively, and these amounts are either presented as net revenues from cost-plus models or as reduction of cost of revenue under the specified-actions model. There is no additional stream of revenue when reselling for this publisher under the cost-plus and specified-actions models. The Company has also revised the disclosure on page 96 to clarify the relationship of the amounts included in its response to prior comment 5. The Company also confirms that there are no other models where the publisher’s marketing spaces are resold. It is therefore that, in 2015, 2016 and the six months ended June 30, 2016 and 2017, the total amounts received from this publisher-customer amounted to US$11,236,000, US$8,898,000, US$5,491,000 and US$4,194,000 respectively.

Follow-up questions from the September 28, 2017 call

•	Elaboration on the different categories of marketers under sales agency model.

Response: The Company would like to clarify that it operates under three business models with three different types of contractual arrangements:

The two major ones are (1) Specified-Actions; and (2) Cost-Plus models. There is another less significant one, being the (3) Sales Agent model.

Securities and Exchange Commission

October 3, 2017

The table below shows a breakdown of the Company’s net revenues and cost of revenues by the three business models for the relevant periods.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)
Specified-Actions
- Net revenues	38,684	72,055	32,018	46,908
- Cost of revenues	(29,383)	(55,816)	(25,279)	(40,393)

Cost-Plus
- Net revenues	19,460	15,378	8,543	4,892
- Cost of revenues	(1,857)	(2,664)	(1,335)	(842)

Sales Agent
- Net revenues	7,098	7,924	4,708	3,941
- Cost of revenues	(3,291)	(2,568)	(1,389)	(1,196)

Total
- Net revenues	65,242	95,357	45,269	55,741
- Cost of revenues	(34,531)	(61,048)	(28,003)	(42,431)

(1) Specified-Actions model

As governed by the contractual terms of arrangements entered into with marketers under this model, the Company earns revenue from marketers by delivering the specified actions (e.g. CPA, CPM, CPC, etc.) as requested by the marketers. To fulfill these requests, the Company purchases marketing spaces from publishers in order to deliver the specified actions. While the Company’s objective is to earn a reasonable profit margin from these arrangements, there are occasions where the Company would incur losses when the costs it incurred in purchasing marketing spaces are greater than the revenue it earns from the marketers for the specified actions delivered. As disclosed in the Registration Statement and the Company’s previous responses to the Staff’s comments, the Company presented its revenue under this model on a “gross” basis.

(2) Cost-Plus model

As governed by the contractual terms of arrangements entered into with marketers under this model, the Company earns a service fee from its marketers as a percentage of media costs incurred by the marketers. The service we provide to the marketers include providing recommendation on which publishers to place marketing campaigns with, and helping marketers purchase marketing spaces. As disclosed in the Registration Statement and its previous responses to the Staff’s comments, the Company presented its revenue under this model on a “net” basis.

(3) Sales-Agent model

Under this model, in accordance with the contractual terms of the agreement entered into with a particular publisher, the Company acts as the authorized sales agent for this publisher in certain regions. Marketers that would like to place advertisement with this particular publisher would purchase through the Company. It is also clear in the Company’s arrangements with the marketers under the sales-agent model that the Company is the authorized sales agent of this particular publisher. The amount of media costs the Company charges the marketers with are exactly the same as the amount of media costs the Company pays to this publisher. The Company does not charge the marketers any fees or margin in the model. Rather, it earns incentive revenues from this publisher as its sales agent. The Company receives incentive revenues from this publisher based on the amount of the publisher’s marketing space it is able to sell to marketers. As disclosed in the Registration Statement, the Company determines this particular publisher as its customer and presents such incentive revenues as net revenue.

Securities and Exchange Commission

October 3, 2017

Further, under the Sales-Agent model, there are two categories of marketers that the Company has transactions with:

•	Category A – this category of marketers only have transactions with the Company under the Sales-Agent model. They do not purchase any other services under the Specified-Action model or Cost-Plus model. Accordingly, Category A marketers are not customers of the Company under any models.

•	Category B – this category of marketers purchase marketing spaces through the Company’s Sales-Agent model, and also purchase the Company’s services under the Specified-Actions model or Cost-Plus model. Accordingly, while Category B marketers are not the customers of the Company in the transactions under the Sales-Agent model, they are considered customers of the Company under the concept of ASC 605-50.

It should be noted however, that sometimes, the Company will use the marketing space of this particular publisher to fulfill the requirements of its marketers in the Specified-Actions contracts and the Cost-Plus contracts. In those situations, the Company views this publisher as a supplier and the presentation of the media costs incurred by the Company in those transactions follow the presentation discussed above for Specified-Actions model and Cost-Plus model, respectively.

From time to time, the Company receives incentives from its publisher and grants rebates to its marketers.

Under the Specified-Action model and the Cost-Plus model, the Company determines the marketers to be its customers and the publishers to be its suppliers. Accordingly, under the Specified-Action model where revenue is presented on a gross basis, rebates from publishers are recorded as a reduction of cost of revenues, while rebates paid to marketers are recorded as a reduction of net revenues. Under the Cost-Plus model where revenue is presented on a net basis, rebates from publishers are included in net revenues, and rebates to marketers are recorded as a reduction of net revenues.

Under the Sales-Agent model, the Company considers the particular publisher to be its customer. Therefore, amounts earned from this particular publisher under the Sales Agent model are presented as net revenues (and are referred to as “incentive revenues”), while rebates granted to the marketers under the Sales Agent model are presented as cost of revenues.

Securities and Exchange Commission

October 3, 2017

The amounts received from this particular publisher in 2015, 2016 and six months ended June 30, 2016 and 2017 are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)
Total amounts received from this particular publisher	11,236	8,898	5,491	4,194

Comprised of:
- Incentive revenues earned under Sales-Agency model	7,098	7,924	4,708	3,941
- Rebates received under Specified-Action or Cost-Plus models	4,138	974	783	253

The rebates the Company granted to its marketers under the Sales Agent model in 2015, 2016 and six months ended June 30, 2016 and 2017 are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)	(US$ in thousands)
Rebates granted to marketers	3,291	2,568	1,389	1,196

Comprised of:
- Category A	1,770	1,557	975	894
- Category B	1,521	1,011	414	302

As noted in the table above, a majority of the rebates granted to the marketers by the Company are in Category A and the amount granted to the marketers by the Company in Category B is considered insignificant (please refer to table below for further analysis).

The Company does not consider ASC 605-50 to be applicable for rebates to Category A marketers as these marketers are not the Company’s customers under any of the Company’s business models. In other words, it is not a payment to a customer for which the Company has recorded revenue. Therefore, the Company classified the rebates to Category A marketers as cost of revenues as further explained below.

Securities and Exchange Commission

October 3, 2017

Please refer to the Company’s response in the next bullet point for its analysis on the treatment of rebates to Category B marketers.

•	Elaboration on how the identifiable benefits are sufficiently separable under the conditions set out in the ASC 605-50-45-2

Response: For rebates to Category B marketers, the Company considers ASC 605-50 to be applicable as ASC 605-50 incorporates a “cumulative customer relationship” concept. While the Company does not view the marketers as its customers under the Sales Agent model, these Category B marketers are the Company’s customers in Specified-Action or Cost-Plus models. Accordingly, for rebates given to Category B marketers, the Company has considered the two conditions, as further analyzed below, in ASC 605-50-45-2 to overcome the presumption that cash consideration to a customer should be a reduction of revenue:

(a) The first criterion is that the payment is for an identifiable benefit that is separable from the marketers’ purchase of the Company’s services.

The reason why the Company grants marketers rebates under the Sales-Agency model is to incentivize them to spend more with this particular publisher, such that the Company can earn incentive revenue from the publisher. The Company considers the benefit received in the form of incentive revenues, is sufficiently separable from the marketers’ purchase of the Company’s services under the Specified-Actions model and the Cost-Plus model as the Company’s decision to give rebates to these marketers is independent of the revenue the Company earned from them in the Specified-Actions model and the Cost-Plus model.

An alternative view for interpreting this criterion is to identify the separable benefit obtained by the Company from the marketers in exchange for the rebates granted. Under this view, the Company considers that an identifiable benefit which is sufficiently separable from these marketers’ purchase of the Company’s services under the Specified-Actions model and the Cost-Plus model is obtained, for reasons as follows:

•	The identifiable benefit the Company receives is the incentive revenues it earns from this publisher and the ability to maintain the status as an authorized agent of this publisher. In order for the Company to maintain the status as an authorized agent of this publisher (which is being assessed annually) in certain geographic regions, it needs to fulfill certain criteria as established by this publisher, one of which is to attain a certain level of spending with this publisher.

•

Therefore, the Company needs to actively attract marketers to spend at this publisher. Although there are many means in attracting marketers to spend more with this publisher, the Company considers the most direct and effective method is to grant rebates to the marketers to encourage them to spend with this publisher. Otherwise, the Company would have to exploit other resources of the Company (e.g. by incurring additional advertising and marketing costs) which are considered as less direct and effective in inducing marketers to spend with this publisher. In other words, in lieu of

Securities and Exchange Commission

October 3, 2017

incurring additional advertising expenses to increase the level of spending with this publisher, the Company determined giving rebates to the marketers to be more effective in incentivizing them to spend on this publisher.

•	The Company considers that the benefit it receives is sufficiently separable from the marketers’ purchase of the Company’s services under the Specified-Action model and the Cost-Plus model as the Company’s decision to give rebates to these marketers is independent of the revenues it earned from them in the Specified-Action model and the Cost-Plus model

(b) The second criterion requires the Company to be able to reasonably estimate the fair value of the benefit received with any excess of the consideration paid to be recorded as a reduction of revenues.

Regardless of whether the marketers are under Category A or B, the rebates the Company grants to the marketers under the Sales-Agent model would be the same. In other words, Category A marketers would receive similar level of rebate as compared to Category B marketers under the sales-agent model. Therefore, the Company believes the comparable rebate rates the Company grants to the marketers regardless if they are Category A or B are objective evidence and basis in the Company’s estimation of the fair value of the benefit received for the rebates paid to the Company’s marketers.

Based on the above analysis, the Company considers that both of these conditions are met and therefore, the rebates to marketers should be characterized as a cost incurred, instead of reduction of revenue. Furthermore, the economics and the contractual agreements with both Category A marketers and Category B marketers are the same; therefore, the Company believes it is appropriate to reflect the rebates to both the Category A and Category B marketers in the same manner.

Same as rebates given to Category A marketers, the Company believes the classification of rebates to Category B marketers should also be reflected as cost of revenues as explained below.

Categorization of the rebates to marketers as cost of revenues

The Company believes classifying such rebates to marketers as cost of revenues, rather an operating expense item, is appropriate because the rebate it grants to these marketers are directly related to the generation of the incentive from this particular publisher on a transaction by transaction basis. In other words, rebates to marketers are granted only when there are incentive revenues earned. This is different from general advertising and marketing expense. Consequently, the Company believes the rebates to these marketers are directly linked to the incentive revenues it earns from the publisher, and characterization of such rebates as cost of revenue is appropriate.

There is no prescriptive guidance on the categorization of cost of revenues as opposed to operating expense; the Company believes the classification of these rebates to marketers as cost of revenues to be appropriate and will disclose such categorization as a critical accounting policy.

Securities and Exchange Commission

October 3, 2017

Quantification and further disclosures of the rebates

In addition, the Company would like to further clarify that rebates granted to the marketers that are under Category B are considered insignificant to the Company’s net revenues and costs of revenues for the corresponding periods presented and they are analyzed as follows:

	Year ended 31 December		Six months ended 30 June
	2015	2016	2016	2017
Rebates granted to Category B marketers	1,521	1,011	414	302

Net revenues	65,242	95,357	45,269	55,741
Cost of revenues	(34,531)	(61,048)	(28,003)	(42,431)

Rebates granted to Category B marketers as a percentage of:
- Net revenues	2.3%	1.1%	0.9%	0.5%
- Cost of revenues	4.4%	1.7%	1.5%	0.7%

As illustrated in the above analysis, rebates granted to Category B marketers represented ranges from 0.5% to 4.4%, less than 5% of net revenues and cost of revenues for the corresponding periods presented in the Registration Statement, with the relative significance declining towards the more recent periods.

Given the judgement involved in the analysis under ASC 605-50 as it relates to rebates granted to Category B marketers, the Company proposes to elaborate the underlying nature of these rebates, the Company’s accounting treatments and the judgement involved in the determination of such treatment under the section “Management Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” of the Registration Statement.

•	Provide an updated reconciliation table reconciling the rebates and incentives on page 96 and other revenue streams to the total net revenues

Securities and Exchange Commission

October 3, 2017

Response: The Company would like to clarify the presentation of rebates granted to the marketers and rebates/incentives received from the publishers under the Specified-Actions Model, Cost-Plus Model and Sales Agent Model, by providing reconciliation in Annex A at the end of this letter.

7.	Please advise why you refer to “Deferred revenue” on the face of your balance sheet and in various other places such as in liquidity starting on page 110 and in footnote 3(a) on page F-33, while your policy disclosure on pages F-22 and footnotes on pages F-43 and F-96 refer to “Customer deposits.” Clarify the nature of the amounts collected in excess of revenue recognized and included as deferred revenue in your disclosure on page F-23.

Original Response: The Company has revised the disclosure on pages F-22, F-43 and F-96 to refer to “Deferred revenue”. The Company would like to clarify that the amounts collected in excess of revenue recognized are included as deferred revenue and recognized as revenue according to the policy disclosure on page F-22 and F-23.

Follow-up questions from the September 28, 2017 call:

Response: The Company would like to clarify the nature of deferred revenue as disclosed on pages F-22, F-43 and F-96 of the Registration Statement. Per certain of the contractual arrangements between the Company and its marketers, marketers are required to pay the Company in advance for costs to be incurred by the Company in delivering the corresponding services or specified actions. Costs to be incurred by the Company are mainly related to purchasing of marketing spaces. Furthermore, these advances are non-refundable during the marketing campaigns and therefore, any amounts received from the marketers in excess of revenue recognized are included as deferred revenue and the deferred revenue are recognized as revenue in the period which the corresponding services or specified actions are delivered.

Securities and Exchange Commission

October 3, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited

Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Wilson Chow, Partner, PricewaterhouseCoopers

Annex A

	Specified-Actions				Cost-Plus				Sales Agent
	Years Ended December 31,		Six Months Ended June 30,		Years Ended December 31,		Six Months Ended June 30,		Years Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017	2015	2016	2016	2017	2015	2016	2016	2017
Gross billings to marketers	42,716	80,449	34,902	53,060	120,380	131,097	67,402	42,713	36,199	45,400	25,206	18,068
Rebates to marketers	(4,032)	(8,394)	(2,884)	(6,152)	(13,733)	(9,731)	(4,563)	(3,073)	—	—	—	—
Gross media cost to publishers	—	—	—	—	(111,617)	(121,273)	(62,155)	(38,921)	(36,199)	(45,400)	(25,206)	(18,068)
Rebates from publishers	—	—	—	—	24,430	15,285	7,859	4,173	—	—	—	—
Incentives from the publisher	—	—	—	—	—	—	—	—	7,098	7,924	4,708	3,941

Net revenues	38,684	72,055	32,018	46,908	19,460	15,378	8,543	4,892	7,098	7,924	4,708	3,941

Included as cost of revenues:
Gross billings from publishers	(29,471)	(59,914)	(26,335)	(45,838)	—	—	—	—	—	—	—	—
Rebates from publishers	531	6,037	2,026	6,847	—	—	—	—	—	—	—	—
Rebates to marketers	—	—	—	—	—	—	—	—	(3,291)	(2,568)	(1,389)	(1,196)

Annex B

Tencent Advertising Placement Contract for 2017

Party A: OptAim (Beijing) Information Technology Co., Ltd.	Party B: Beijing Tencent Culture Media Co., Ltd.

Contact person: Jin Meng	Contact person: Zhang Xiaoqi

Tel: ***	Tel: ***

Email: ***	Email: ***

Address: Room 9A, Unit 2, Building 3, No. A48, Zhichun Road, Haidian District, Beijing	Address: Tencent Building, Central First Road, High-tech Park, Nanshan District, Shenzhen

Account-opening bank: ***	Account-opening bank: ***

Bank account: ***	Bank account: ***

Party A is an entity duly registered and legally operated, who desires to be admitted as a service provider of Tencent social advertising platform operated by Party B according to law, and promote Tencent Social Advertising Services to the advertisers introduced by Party A. Party B agrees to accept Party A’s application. Both parties enter into the following agreement upon negotiation.

1.	Definitions

Unless this agreement expressly provides otherwise, the terms and phrases below shall have the following meanings:

1.1	“Tencent Social Advertising Platforms” means the performance advertising platforms developed independently and operated by Party B or Party B’s affiliates (including the Guangdiantong System, and the advertising service system of WeChat public platform, collectively as “Tencent Platforms”) which may provide such Tencent Social Advertising Services as purchase of traffic, marketing and promotion, cost statistics, data query, and materials management. The client may display its advertising materials on various media according to the rules of Tencent Platforms through the Guangdiantong System, Tencent Alliance Advertising, WeChat Moments Advertising, WeChat Official Accounts and other channels. The services provided by Party B through Tencent Platforms are collectively referred to as “Tencent Social Advertising Services”.

1.2	“Service Providers” means the legal persons or other economic organizations who, upon examination and approval by Party B, have the right to promote Tencent Social Advertising Services to Advertisers. The service providers shall register accounts (the “Service Provider’s Accounts”) at Tencent Platforms corresponding to the specific type of Tencent Social Advertising Services selected by them.

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1.3	“Advertisers” means the entities who advertise and promote products or services to users through Tencent Social Advertising Platforms.

1.4	“Service Provider’s Advertisers” means the Advertises introduced by the Service Providers who need to use the Tencent Social Advertising Services.

1.5	“Traffic Providers” means the operators of the websites, games, applications, software and other media (such as QQ, WeChat and other third party applications) providing relevant pages and spaces for displaying advertising materials and relevant advertising service providers (such as the operators of advertisement trading platforms), including but not limited to Party B’s affiliates and partners.

1.6	“Media” means the websites, games and applications etc. which are operated by the Traffic Providers and provide display pages and spaces for advertising materials, including but not limited to QQ.com, QQ, QQ zone, WeChat and other products operated by Party B or Party B’s affiliates, as well as other websites, games, applications and other products operated by Party B’s partners.

1.7	“Advertising Materials” means the information and content designed or produced by or on behalf of the Service Provider’s Advertisers to display any self-owned brands or any products or services they produce or sell, including but not limited to graphics, texts, videos, flashes etc. Advertising Materials include landing pages.

1.8	“Showing Pages” means the carrier directed to by the Advertising Materials, i.e., the pages jumped or redirected to after the user clicks any Advertising Materials.

1.9	“Promoted Objects” means the products or services etc. directly or indirectly promoted by the Advertising Materials, including but not limited to the QQ account number., QQ group, WeChat Official Account, website and material object, and the QQ account number., QQ group, WeChat Official Account, website and material object redirected to by the Landing Pages.

1.10	“Advertising Expenses” means the expenses incurred from the use of Tencent Social Advertising Services, the settlement of which may be carried out by (but not limited to) CPC and CPM, subject to the Rules of Tencent Platforms.

1.11	“Rules of Tencent Platforms” means relevant rules to be complied with by Party A and Service Provider’s Advertisers, including but not limited to the rules relating to admission, advertising examination, violations and penalties, management on procedural transaction, policies on return of goods / rebate, and management of Service Providers, and relevant agreements, rules and norms which may be published in future and are relating to Tencent social advertising. Relevant rules may be embodied in website announcements, written documents, notices, FAQ or other forms, with which Party A and the Service Provider’s Advertisers must comply.

1.12	“Rules for Management of Service Providers” means the agreements and rules on regulation of the services, market promotion, use of services, and other related activities of the Service Providers, as well as other agreements, rules and norms that may be published in future and are relating to the Service Providers. Relevant rules may be embodied in written documents, notices, FAQ and other forms, with which the Service Providers shall comply.

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1.13	“Laws and Regulations” means relevant laws, regulations, department rules and industrial norms etc. of the People’s Republic of China (including Hong Kong, Macau and Taiwan), the jurisdiction where the clients locate, and the countries and regions where the Advertising Materials are actually placed.

2.	Rules for Service Providers

2.1	Party A warrants that it is an entity duly established and legally operated, it has obtained necessary qualification of business, and it has the right and capacity to enter into and perform this agreement. Party A shall comply with the Rules of Tencent Platforms, and undertakes to use funds of lawful source to pay the Advertising Expenses. Party A shall provide relevant certificates affixed with common seal or signed according to the Rules of Tencent Platforms, and warrants that such certificates are true, lawful and valid. Party B has the right to examine the documents provided by Party A, including but not limited to the following:

(1)	Business license and other identification certificates, as well as other certificates relating to qualifications of production and operation;

(2)	The complete, lawful and valid contact information of Party A, such as email, telephone number and address;

(3)	Other necessary certificates, including but not limited to the inspection certificate of product quality, the power of attorney, and the advertising examination form.

(4)	The above documents of the Service Provider’s Advertisers.

If any of the above information changes, Party A shall give written notice to Party B or revise according to the Rules of Tencent Platforms within 3 working days after the change.

2.2	The Rules of Tencent Platforms are subject to adjustments or amendments according to the operational arrangement or the requirements of laws and regulations, including but not limited to formulation and adjustment of the type of admitted entities (such as natural persons, and legal persons) according to the operational policies of the Traffic Providers, the design standards for Advertising Materials, the examination rules for Advertising Materials, the type of industrial admission, the scope of qualification examination, the policies on return of goods / rebate, and the management of Service Providers, as well as the charge or waiver of certain amount or percentage of deposit against any specific industry.

(1)	Party B may notify Party A of the Rules of Tencent Platforms by itself or through Tencent Platforms by one or several means of SMS, email, self-help system, private messages within a website, and website announcement. Party A shall promptly view relevant content.

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(2)	The Rules of Tencent Platforms adjusted or amended shall become effective on the date notified by the notice, and Party A shall comply with such adjusted or amended rules. The adjustment may cause changes to any admission standards or promotion standards, and Party A may not request Party B to provide services according to the old standards.

(3)	If Party A does not agree to the above adjustment or amendment, it shall immediately stop using Tencent Social Advertising Services and give Party B written notice to terminate this agreement. If Party A continues to use Tencent Social Advertising Services, it will be deemed that Party A approves and accepts relevant Rules of Tencent Platforms.

2.3	Party A will be solely responsible to examine whether the qualifications, Advertising Materials and Promoted Objects etc. submitted by the Service Provider’s Advertisers meet the requirements of relevant laws and regulations and this agreement, and shall ensure that the Service Provider’s Advertisers have the right to place relevant advertisement.

The Service Provider’s Advertisers are willing to use Tencent Social Advertising Services, and shall comply with the Rules of Tencent Platform. Party B will not make any commitment on the page views or sales volume of Party A and the Service Provider’s Advertisers after use of Tencent Social Advertising Services.

2.4	The Service Provider’s Advertiser may manage its account of Tencent Platforms by itself, or entrust any third party (including but not limited to the Service Providers / agents of Tencent Social Advertising Platforms) to manage its account. If the Service Provider’s Advertiser entrusts Party A to manage its account, Party A shall evaluate and establish the entrustment relationship with the Service Provider’s Advertiser by itself. Part of Tencent Platforms may provide connection channels for Party A and the Service Provider’s Advertiser. Party A shall establish, manage, and terminate its relationship with the Service Provider’s Advertise according to the Rules of Tencent Platforms. Any dispute arising from the agreement between Party A and any Service Provider’s Advertiser shall be resolved by Party A and the Advertiser through negotiation, and is irrelevant to Party B.

2.5	Party A shall comply with the provisions of relevant laws and regulations, and ensure the Advertising Materials and Promoted Objects of the Service Provider’s Advertiser comply with the Rules of Tencent Platforms and relevant laws and regulations, and ensure no act below or facilitation for any act below may be made:

(1)	Objecting to the fundamental principles defined by the Constitution;

(2)	Endangering the national security, disclosing the national secrets, subverting the state power and destructing the national unity;

(3)	Damaging the national honor and interest;

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(4)	Inciting national hatred and ethnic discrimination, and undermining ethnic unity;

(5)	Undermining national religious policies, and promoting cults and feudal superstitions;

(6)	Spreading rumors, disrupting social order, and undermining social stability;

(7)	Spreading obscenity, pornography, gambling, violence, murder, terror, harassment, vulgar information or inciting crimes;

(8)	Insulting or defaming others, or infringing other’s legitimate rights and interests;

(9)	Infringing other’s intellectual properties, business secrets or other legal rights;

(10)	Making up facts or concealing truth to mislead or deceive others;

(11)	Implementing gambling, gambling games, “PW”, “plug-in” or other illegal internet activities;

(12)	Conducting other activities violating public order and good moral, or laws or regulations.

2.6	Party B has the right to send advertisement of any promotions relating to Tencent Social Advertising Services or this agreement by one or several means of email, system announcement or private message within a website.

3.	Party A’s Rights and Obligations

3.1	Party A shall promote Tencent Social Advertising Services legally and reasonably:

(1)	Party A shall designate a person or several persons specifically responsible for the promotion of Tencent Social Advertising Services according to the principles of good faith and mutual benefit, explore market by means of marketing events, advertising and promotion or other various positive and active means, and protect the corporate image and brand image of Party B.

(2)	Party A shall develop the Advertisers in the capacity of the authorized Service Provider of Tencent Social Advertising, and may not develop any Advertisers directly or indirectly in the name of Party B or Party B’s affiliates, or mislead the Advertisers to believe that Party A contact them on behalf of Party B or Party B’s affiliates.

(3)	Party A may not solicit Advertisers in any improper ways, including but not limited to directly copying or counterfeiting the official website of Tencent Social Advertising and thus misleading any third party to believe that the website operated by Party A is the official website of Tencent Social Advertising, or causing any confusion to any third party regarding Party A’s website or system and the official website or system of Tencent Social Advertising.

(4)	Party A will attract Advertisers by quality services, and may not conduct unfair market competition by low price, return of goods or other improper means.

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3.2	Party A has the right to select the specific type of Tencent Social Advertising Services based on its needs, register the account of Service Provider corresponding to such type, and comply with the service rules and agreements for any specific product or service. Party A shall establish, manage and terminate its service relationship with any Advertiser according to the Rules of Tencent Platforms.

(1)	Party A shall carefully maintain the account and password of the Service Provider’s account, and may authorize any third party to operate its account according to the Rules of Tencent Platforms, provided that it shall be always responsible for all acts and consequences under its account and take all relevant liabilities.

(2)	The rules for management of Service Provider’s account and the Service Provider’s Advertisers may vary depending on the Tencent Social Advertising Services (such as Guangdiantong System, and the advertising service system of WeChat public platform). Party A shall establish connection at Tencent Platforms based on the service type and the Service Provider’s Advertiser it selects, to ensure that it will have full authority to assist its Advertiser to use Tencent Social Advertising Platform, and to procure its Advertiser to comply with the corresponding Rules of Tencent Platforms.

(3)	Party A will solely negotiate with its Advertisers on such matters as charge of fees, promotion and placement, issuance of invoice, refund of charges, and use of Tencent Social Advertising, and enter into and perform relevant agreement with its Advertisers in its own name. However, without the written consent of Party B, Party A may not make any provisions or undertakings regarding Party B in whatever forms.

(4)	Any dispute arising from any agreement between Party A and its Advertiser shall be resolved by them through negotiation, and is irrelevant to Party B.

3.3	Party A warrants that its Advertiser’s Advertising Materials and Promoted Objects are true, lawful and valid, and will ensure that such materials and objects conform to the Advertising Law of the People’s Republic of China, other relevant laws and regulations, and the Rules of Tencent Platforms and will not infringe other’s legitimate rights and interests, including but not limited to:

(1)	The Advertiser has the capacity to operate the products and services it provides, and to publish advertising therefor.

(2)	The Advertising Materials are free of any potential safety hazards, including but not limited to any phishing site, virus, Trojan or other malicious program.

(3)	Where any Advertising Materials use other’s name, image (including cartoon image), logo, work or other right or interest, or allege any cooperation relationship with others, the consent of the right holder must be obtained in advance.

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(4)	The brand, performance, quality, price and promise involved in the Advertising Materials should be clear, obvious and conforming to the facts, including but not limited to that the promise of gift or prize (such as game currency, virtual object, material object, discount) should be conforming to the fact, and free of any false prize, premium sale, gift or other similar content.

(5)	The Showing Pages or Promoted Objects directed to by the Advertising Materials should be legally established and have lawful capacity of operation, and hold legal rights in website or other Promoted Objects, and have the right to promote and use them.

(6)	The Promoted Objects must not contain any illegal content, or any malicious program which steals account No. or password or contains Trojan or virus, and endangers the internet security, including but not limited to that the website/application or WeChat Official Account promoted may not promote or sell counterfeit and shoddy products, conduct illegal operation, spread infringing or pornographic information, or promote any application / software or other product that contains unclear charge items or charge tips, malicious charge, secret charge program or other circumstance damaging the user’s right or interest.

(7)	Other circumstances provided by laws, regulations or the Rules of Tencent Platforms.

3.4	The content of the Showing Pages should be connected closely to the Advertising Materials. Moreover, the actual displayed content of the Landing Pages should be consistent with that submitted at the time of examination, including but not limited to:

(1)	The Landing Pages should be safe and stable, and capable of normal opening and viewing.

(2)	The content displayed on the Landing Pages may not be changed materially during the period of placement, such as the ordinary product originally promoted being changed into any product requiring special qualification for operation. Such change, if any, shall be notified to Party B in advance and re-submitted for examination.

(3)	No directed jump may be set in any Advertising Materials, such as jump based on location, time or IP, so that the Landing Pages are not consistent with the linkage at the time of examining the Advertising Materials.

(4)	No act may be conducted in violation of laws, regulations or this agreement through setting malicious code or virus in the Landing Pages.

(5)	Other circumstances where any laws, regulations or the Rules of Tencent Platforms are violated.

3.5	Party A warrants that the Advertising Materials and the Promoted Objects do not contain any acts endangering internet security or infringing other’s right or interest, including but not limited to the following:

(1)	Any act that changes or attempts to change the configuration of the Tencent Platforms service system or breaches the security of system;

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(2)	Any act that breaches or attempts to breach the network security, including but not limited to malicious scanning, hacking the system, or illegal access to data of any website or serve by means of virus, Trojan, malicious code or phishing;

(3)	Undermining or disrupting operation of Tencent Platforms or hindering other’s use of Tencent Platforms by technical or other means, or making or spreading methods for the above purposes;

(4)	Counterfeiting or using counterfeit products of Tencent Platforms (including but not limited to counterfeiting the form of Tencent Social Advertising), and leading users to misunderstanding or confusion;

(5)	Other acts that endanger network security or infringe other’s right or interest.

3.6	If any dispute or controversy arises from Advertising Materials or Promoted Objects, Party B shall be solely responsible to resolve such dispute or controversy and assume all liabilities, including but not limited to negotiation with any third party in its own name, responding to any litigation, or acceptance of investigation by any competent authority, and assumption of all costs and compensation of all losses.

If Party A or its Advertisers breach this agreement or the Rules of Tencent Platforms, and cause any loss to Party B, the Traffic Provider or other entities (including but not limited to any expenses paid for dealing with user’s complaint, user’s claim, right holder’s claim or administrative penalty), Party A shall compensate. If any breach or violation is caused by the Service Provider’s Advertisers, Party A may not refuse to assume any obligation hereunder for the Advertising Materials are provided by its Advertisers. Party A shall negotiate with its Advertiser to resolve any loss incurred by it from the Advertiser’s violation of the Rules of Tencent Platforms.

4.	Party B’s Rights and Obligations

4.1	Party B shall provide the technical support or information and explanation relating to Tencent Social Advertising Service, and be responsible for the operation and maintenance of Tencent Platforms System. To improve Tencent Social Advertising Services, Party B and its affiliates have the right to constantly adjust Tencent Platforms and its specific services. Any adjustment of Tencent Platforms and the name, function, or domain name of its specific services shall not affect the validity of this agreement.

Party B has the right to adjust or terminate its services in whole or in part based on its arrangement of operation, including but not limited to stopping providing any specific service, upgrade of any specific service, adjustment of the function of any specific service, or integrate certain services. However, Party B shall notify Party A at least 30 natural days before such adjustment or termination.

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4.2	Party B has the right to examine the qualification materials and Advertising Materials of Party A and its Advertisers, and decide whether to permit placement of any Advertising Materials according to the Rules of Tencent Platforms. The examination is only a formal one, and does not represent that Party B has the duty to confirm or warrant the truth and legality of the Advertising Materials. In addition, Party B’s examination will not relieve the warranty liability of Party A and its Advertisers on the truth or legality of operation qualification and Advertising Materials, and all liabilities and consequences arising therefrom shall be assumed by Party A independently.

4.3	Where the Advertising Materials or the Promoted Objects are investigated by any competent authority or complained by any third party (including but not limited to users and right holders), or there is any circumstance where Party A or its Advertiser may violate laws, regulations or this agreement (including but not limited to overdue payment), Party B has the right to determine whether Party A breaches laws, regulations or this agreement in its sole and independent judgment as an ordinary person. If Party B determines upon its judgment that Party A does breach, Party B has the right to take one or several of the following measures against Party A:

(1)	Stopping the placement of the Advertising Materials suspected of violation of laws;

(2)	Requesting Party A or its breaching Advertiser to revise the Advertising Materials until they meet relevant provisions, or to correct the breach;

(3)	Making all Advertising Materials submitted by Party A or the breaching Advertiser offline, such as rejection of account;

(4)	Restricting Party A or its breaching Advertiser from using Tencent Social Advertising Services, such as suspense of examination;

(5)	Imposing penalty on Party A, deducting Party A’s deposit, or withholding the balance of Service Provider’s Account of Party A or the breaching Advertiser’s account, and using such proceeds to compensate user’s loss or pay reasonable expense, including but not limited to compensating losses of Party B or the Traffic Provider (such as administrative penalty, right holder’s claim, user’s damages) incurred from any breach of Party A or its breaching Advertiser;

(6)	Suspending or terminating the preferential measures such as return of goods / rebate (whether accrued or not) and recovering the return of goods / rebate already made, and relevant expenses may be directly deducted from Service Provider’s Account of Party A (If the returned goods have been consumed, Party B has the right to directly deduct the cash amount equivalent to the value of such goods from Service Provider’s Account of Party A);

(7)	Withholding all the balances of Service Provider’s Account of Party A or the breaching Advertiser’s account as liquidated damages, without refund (Party A shall compensate additionally if the balances are insufficient to cover Party B’s loss);

(8)	Terminating the account and this agreement, requesting Party A to assume the liability for breach of agreement, and meanwhile prohibiting Party A from using Tencent’s Platforms again.

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When Party B takes any measures (including but not limited to suspense of service, deduction of expenses, or termination of agreement) according to this agreement, it will not be deemed in breach of this agreement. Any dispute or liability arising from taking measures by Party B against Party A or its Advertisers shall be borne by Party A solely. Party A shall be liable for any loss it suffers therefrom (including but not limited to clearing of any data, forfeit of any prepayment balance as liquidated damages to Party B), and shall be fully responsible for any loss Party B or others suffer therefrom.

4.4	If Party A or its Advertiser is investigated by any competent authority or complained by any third party, and Party A fails to resolve the dispute properly within 3 natural days, Party B has the right to advance the payment in its sole discretion to handle the dispute and compensation of loss and protect the legitimate right or interest of the complainer, in addition to taking other measures according to this agreement. Relevant payment may be deducted by Party B directly from Service Provider’s Account of Party A or the breaching Advertiser’s account, or recovered otherwise from Party A.

4.5	If Party A or its Advertiser is investigated by any competent authority or complained by any third party, or if Party A or its Advertiser complains any third party, Party B has the right to provide the competent authority or relevant parties with the name of entities and contact information of the parties to the dispute, relevant content of the complaint, and other necessary information (including but not limited to name, telephone number, certificates etc.) to promptly resolve the dispute and complaint and protect the legitimate right or interest of the parties.

4.6	Party B has the right to temporarily freeze any account not operated for certain period to protect the security of the Tencent Platform accounts of the clients (including Service Providers and direct Advertisers). If Party A needs to resume any frozen account, it needs to re-activate the account.

4.7	Party B may transfer its rights or obligations hereunder to its affiliates in whole or in part based on its business needs, provided that it must give 30-working-day written notice to Party A.

5.	Expenses and Invoices

5.1	Recharge of Advertising Expenses

A mode of prepayment is applied for Tencent Social Advertising Services. Party A is required to ensure that its Service Provider’s Account and its Advertiser’s account have sufficient balances, and to recharge promptly. Otherwise, the placement of advertisement may be affected.

5.2	Calculation of Advertising Expenses

(1)	The Advertising Expenses are calculated in RMB. Tencent Platforms will provide various calculation methods such as CPC and CPM, subject to the Rules of Tencent Platforms.

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(2)	The placement times, click times, exposure times and other data of the Advertising Materials, as well as the bundling time, unbundling time and the consumption data during the bundling period shall be subject to the background statistics of Party B.

5.3	Invoice

(1)	After receiving payment from Party A, Party B will issue invoice to Party A at the latter’s request. The invoice amount should be the total cash amount paid by Party A to Party B.

(2)	Party B will issue the invoice in the next month after Party A’s application is examined and approved. It will be deemed that Party B has performed its obligation of issuing invoice that relevant invoice is sent to the correspondence address filled in by Party A.

(3)	Party B will only issue invoice to Party A, rather than to Party A’s Advertiser or any other third party. Party A will recharge the account of its Advertiser and issue invoice to its Advertiser according to its agreement with the Advertiser.

5.4	Refund

If there is any cash balance in Service Provider’s Account of Party A, Party A may apply for refund of such balance, provided that it will meet the following conditions:

(1)	Party A has filled in relevant application, and return the invoice to Party B within the month during which the invoice is issued, and Party A does not conduct tax certification on the invoice;

(2)	Party A has no outstanding issues, including but not limited to penalty on violations, compensation for breach of agreement, or complaint dispute;

(3)	The non-cash balance in the service provider’s account (including but not limited to the virtual money, return of goods or credit granted free of charge) is non-refundable;

(4)	Certain media may set limit on refund period, and Party A should notice such media’s refund rules when using such media. For example, no refund is permissible for any purchase order the recharge of which was made 10 months before in case of the advertising service provided at WeChat Public Platform. Here is an illustration: if the user of WeChat advertising recharged RMB 10,000 on January 1, 2014, it must apply for refund no later than October 31, 2014;

(5)	Party B will re-issue the invoice based on the actual consumption amount of Party A and refund the cash balance in the next month after it receives the complete and valid invoice returned from Party A;

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(6)	Party A shall carefully keep the invoice. Party A understands and agrees that if it is unable to return the invoice issued by Party B (including but not limited to the following circumstances: Party A has conducted tax certification on the invoice, or the invoice is not returned within the month during which the invoice is issued), Party A is required to provide the materials necessary for issuance of red-letter invoice, such as filling in and uploading the Form for Issuance of Red-letter Special VAT Invoice, to apply for refund. If Party A is unable to return the invoice issued by Party B and provide Party B with the materials necessary for issuance of red-letter invoice, Party A will not refund, and Party A will assume the consequence.

(7)	Party A is not required to provide relevant information of issuance invoice for any refund with respect of which Party B has not issued invoice, or has issued but not sent the invoice to Party A.

6.	Policies on Return of Goods / Rebate

6.1	Party B may develop or adjust in its sole discretion its policies on return of goods / rebate (including but not limited to the calculation, distribution or penalty and forfeit rules of return of goods / rebates) based on its needs of business development. The development or adjustment shall be subject to the latest notice of Party B. The new policies on return of goods / rebate, once notified to Party A, shall be binding upon Party A, and Party A shall follow the new policies.

6.2	The return of goods of Tencent Social Advertising Services will be distributed to the service provider account in the form of virtual money, and the rebate will be paid to the bank account of Party A in the preamble of this agreement (if Party A needs to change the bank account, it must give 10-working-day written notice to Party B or change according to the Rules of Tencent Platforms). Party A must issue qualified special VAT invoice with an amount equivalent to the rebate amount to Party B at least 30 working days in advance based on the rebate amount.

6.3	If Party A delays in payment or otherwise breaches this agreement, Party B has the right to suspend or terminate implementation of the policies on return of goods / rebate, or impose penalties according to such policies. In serious case, Party B has the right to recover the distributed goods / rebate (if the returned goods have been consumed, Party B has the right to deduct directly from Party A’s service provide account the equivalent amount).

7.	Confidentiality

7.1	Party A and Party B have provided or disclosed or will provide or disclose certain confidential information for purpose of this agreement. “Confidential Information” means the non-public information (including but not limited to the handling plan on user’s complaints or violations, or litigations), information, data, and materials held by either party with respect to its business, operation, technology and rights. The party disclosing Confidential Information is referred to as “Disclosing Party”, and the party receiving Confidential Information is referred to as “Receiving Party”.

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7.2	Unless this agreement provides otherwise, the Receiving Party may not use or disclose to any third party any Confidential Information of the Disclosing Party for its own business purpose or for other purpose. Both parties shall procure their employees to perform the above obligation.

7.3	The confidentiality obligation is not applicable to the following:

(1)	Any information disclosed by either party to its affiliates or professional consultant for purpose of this agreement;

(2)	Any information which is developed independently by either party or obtained from any third party who has the right to disclose, or becomes known to the public not through violation of this agreement;

(3)	Any information required to disclose by laws, regulations or any binding decisions, orders or decrees made by any competent court, regulator or other government department;

(4)	Any information disclosed during any other regulatory or governmental procedure.

7.4	The confidentiality obligation shall survive the rescission, termination or avoidance of this agreement.

8.	Force Majeure and Exemption of Liability

8.1	The party who is unable to perform this agreement in whole or in part for any force majeure event will not be liable for breach of agreement. However, the party affected by force majeure event shall immediately notify the other party in writing of the vent, and present valid evidence within 5 working days. Both parties will negotiate to decide whether to continue performance of or terminate this agreement according to the effect of such event on performance of this agreement.

8.2	In consideration of the special nature of internet, the exemptions of Party B include but are not limited to the following circumstances that affect normal operation of Tencent Platforms:

(1)	Hacker’s attack, or invasion or explosion of computer virus;

(2)	The computer system has been damaged, paralyzed or cannot be used normally, which causes Party B unable to perform this agreement as agreed;

(3)	The failure or adjustment of underlying operator or competent authority causes any effect;

(4)	Any temporary closure or adjustment of service caused by governmental control;

(5)	Any influence of the promulgation, adjustment or modification of the national laws, regulations or policies;

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(6)	Any influence caused by Party A or its Advertiser’s reason (including but not limited to operational error or system failure);

(7)	Other reasons caused not through Party B’s fault.

9.	Termination of Agreement

9.1	This agreement will automatically terminate when any of the following circumstances occurs:

(1)	Both parties agree to terminate upon negotiation;

(2)	Either party is deregistered, bankrupt or dissolved;

(3)	The service term expires and both parties do not renew, or either party terminates this agreement according to its terms;

(4)	This agreement is unable or not necessary to perform due to any force majeure event;

(5)	Either party breaches this agreement and results termination of this agreement.

9.2	When this agreement terminates, Party A shall immediately stop using Party B’s brand and logo in any way, and no longer operate business in the capacity of Tencent Social Advertising Service Provider.

9.3	Regardless of the reason based on which this agreement is terminated or rescinded, Party B has the right to continue to provide services to the Service Provider’s Advertisers, if applicable, by other means including but not limited to Party B’s direct management or re-designation of Service Providers for the Advertisers.

9.4	The early termination of this agreement will not affect any rights or obligations accrued hereunder before the termination.

10.	Applicable Law and Dispute Resolution

10.1	This agreement is entered into in Nanshan District, Shenzhen City, Guangdong Province, the People’s Republic of China.

10.2	The execution, performance, modification, termination, rescission and other matters of this agreement shall be governed by the laws of the People’s Republic of China (for purpose hereof, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), without regard to its principles of conflict of laws.

10.3	If any dispute or controversy arises between the parties, they shall resolve such dispute or controversy first through friendly negotiation. If negotiation fails, both parties agree to submit the dispute or controversy to the competent people’s court at the execution place of this agreement.

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11.	Miscellaneous Provisions

11.1	This agreement is composed of the body of this agreement, and various Rules of Tencent Platforms which are published or to be published with respect to Tencent Platforms. The above rules are an integral part of this agreement, and have equal legal force as the body hereof. Party A shall comply with the above rules when using the services of Tencent Platforms.

11.2	The cooperation term of both parties starts from January 1, 2016, and ends on December 31, 2016. If neither party requests in writing for not renewing this agreement, the cooperation term will be renewed automatically for 1 year. The times of renewal are not limited.

Either party may give 30-natural-day written notice to the other party to terminate this agreement. Both parties shall settle fees and expenses according to the terms hereof, and properly handle the user’s complaints, liquidated damages, damages, refund and other matters (if any).

11.3	If the term of this agreement is not identical with the period for Party A to use Tencent Social Advertising Services, the term hereof will automatically cover the period for Party A to use Tencent Social Advertising Services. Unless both parties agree otherwise or re-enter into a similar agreement, this agreement shall remain effective while Party A uses Tencent Social Advertising Services.

11.4	If any provision hereof is decided void or unenforceable, such provision shall be severed from this agreement, and the remaining provisions shall continue to be effective.

11.5	This agreement is made in two counterparts, with each party holding one. This agreement shall become effective when both parties seal, and have legal binding force upon both parties.

(The remainder of this page is intentionally left blank)

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(Signature Page of Tencent Advertising Placement Contract for 2017)

Party A: OptAim (Beijing) Information Technology Co., Ltd.	Party B: Beijing Tencent Culture Media Co., Ltd.

(Signature/ seal)	(Signature/ seal)

/s/ seal OptAim (Beijing) Information Technology Co., Ltd.	/s/ seal Beijing Tencent Culture Media Co., Ltd.

Date: November 10, 2016	Date: November 10, 2016

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Bank Information of Service Providers

Type: ☐ New Account No.	☒ Changed Account No.

We hereby certify that the account information below is the information of our bank account for receiving payment with respect to cooperation with Tencent:

Name of bank account (payee):	OptAim (Beijing) Information Technology Co., Ltd.

Name of bank:	***

Account No.:	***

In case of change of account No., the original bank information to be revoked is as follows:

Original name of bank account:	OptAim (Beijing) Information Technology Co., Ltd.

Name of original bank:	***

Original account No.:	***

Seal of Service Provider (special financial seal):

Remarks:

1.	The name of Service Provider and name of bank account of the Service Provider must be consistent with those on the business license (or registration certificate).

2.	The information of account must be that of the account receiving payment.

3.	Please fill in the above information, print, and affix the special financial seal thereon.

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Annex C

iCLICK INTERACTIVE

LARGEST	#1	#1	#1
Independent online marketing technology platform in China[1]	Market share[1] US$236.3MM gross billings in 2016,+32.5% YoY	Chinese Consumer Data Set[2]	Multinational Client Coverage[3]

1.1 TB Data collected daily[4]

74,000 mobile apps covered[4]

2.3MM Websites covered[4]

Intent | Interest | Online transaction | Social | Demographic | Offline purchase behavioral | Campaign performance

Data analytics

665.4MM Active profiled users[4]

19 Attributes analyzed per profile[4] (e.g. demographics, location, gender, interest)

Feed into matching machine

Identify, access and engage right audience

Campaign performance data to enhance data analytics

Notes:

(1) In terms of gross billings in 2016, according to Frost & Sullivan. Independent online marketing technology companies refer to online marketing technology companies that do not own, or are not part of any group which owns, any online publishing resources

(2) In terms of number of active profiled users in 2016 among independent online marketing technology companies in China according to Frost & Sullivan

(3) In terms of number of multinational clients among all independent online marketing technology platforms in China in 2016, according to Frost & Sullivan

(4) Company data in the 30 days leading up to August 31, 2017